File No. 70-8953

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                       TUC Holding Company



ROBERT M. SPANN, BEING DULY SWORN, DEPOSES AND SAYS:


1.   I am an economist and a Vice President of Charles River

     Associates, Incorporated, a national economic consulting

     firm with offices in Washington, Boston and Palo Alto.

     My business address is Charles River Associates, 1001

     Pennsylvania Avenue, N.W., Washington, D.C. Charles River

     Associates was retained on behalf of Texas Utilities Company

     ("Texas Utilities" or "TUC") to perform an economic analysis of the competitive issues involved in TUC's acquisition of

     ENSERCH Corporation.

                          QUALIFICATIONS

2.   I received both my Bachelor's and Master's degrees in

     Economics from North Carolina State University in 1970. I

     received my Ph.D. in Economics, with a co-major in

     Statistics, from the same university in 1973. While doing

     graduate work at North Carolina State, I taught courses in the principles of economics. I was also the recipient of a

     National Science Foundation Fellowship and a Resources for

     the Future Dissertation Fellowship. I have served on the

     faculties of Virginia Polytechnic Institute and State

     University, Montana State University, the University of

     Chicago, and George Washington University. I have taught

     courses in econometrics, economic theory, applied

     microeconomics, and regulatory economics.

3.   During the period 1975-1989, I was a Principal of ICF

     Incorporated, a consulting firm in Washington, D.C. I have been actively involved as a consultant in the areas of

     energy, utility, and antitrust economics since 1972. I

     joined Charles River Associates in 1989.

4.   During the last 24 years I have performed consulting

     assignments for state regulatory bodies, federal government agencies, regulated utilities, energy companies, and utility consumers. I have testified before state and federal

     regulatory bodies and courts on numerous occasions. I have also assisted in the competitive analysis of mergers in a

     wide range of industries including banking, glass

     containers, natural gas, utilities, and frozen foods, for

     presentation to the Department of Justice and the Federal

     Trade Commission. I have presented testimony at the Federal

     Energy Regulatory Commission on the competitive effects of electric utility mergers as well as the competitive effects of market-based rates and open access transmission tariffs.

5.   I am a member of both the American Economic Association and the American Statistical Association, and an associate

     member of the American Bar Association Section of Antitrust

     Law. I have published numerous articles on regulatory

     economics and antitrust economics in professional journals.

     My most recent curriculum vitae is attached as Exhibit A.

                       SUMMARY OF TESTIMONY

6.   This affidavit sets forth the reasons why the acquisition of

     ENSERCH by Texas Utilities will neither create a tendency

     towards concentration of control detrimental to the public interest, nor substantially lessen competition or tend to

     create a monopoly. TUC owns a vertically integrated electric utility, TU Electric, which sells and distributes

     electricity. ENSERCH and its Lone Star subsidiaries, on the other hand, sell and distribute natural gas. There are only a limited number of end uses in which electricity and

     natural gas would be considered competing fuels. Both

     marketplace and economic evidence suggest that in the TU

     Electric service area, there would not be any significant

     switching from electricity to natural gas (or vice versa) if a nontransitory 5 or 10 percent increase in the price of one fuel were imposed. Under the standards of the 1992

     Horizontal Merger Guidelines employed by the Department of

     Justice and the Federal Trade Commission (the "Merger

     Guidelines"), I conclude that electricity and gas are not in the same antitrust product market. Merger Guidelines,

     Section 1.11.

7.   In areas where TU Electric faces competition, its principal competitors are other sellers of electricity, not sellers of natural gas. In areas where Lone Star faces competition, its principal competitors are other sellers of  natural gas and natural gas transportation, not sellers of electricity.

8.   Small changes in the price of either fuel are not likely to result in substantial shifts in usage from one fuel to the other. There are only a limited number of end uses in which electricity and natural gas are economic substitutes. In

     most, if not all, of the situations in which electricity and gas might be substituted, a shift from electricity to gas

     involves capital investments. Industrial and commercial

     customers that can substitute natural gas for electricity in certain applications generally do not do so on an

     instantaneous or day-to-day basis. Instead, at the time

     investment decisions are made (capital expansions, new plant openings, or equipment replacement), industrial customers

     choose among alternative technologies. In a limited number of cases, this might involve a choice between one technology using electricity and another technology using natural gas.

     Similarly, for some end uses, residential customers can use either gas or electricity. Such substitution similarly

     involves capital investments, and choices between

     electricity and natural gas would be made at the time the

     home is constructed.

9.   In the industrial sector, natural gas is used primarily as a source of process heat and as a boiler fuel. Electricity is used primarily for motor drive and electro-chemical

     processes. Although electricity can be used to provide

     process heat, the number of applications in which it is used for such a purpose, in comparison to natural gas, is small.

     Similarly, while it is technologically possible to use

     natural gas as a source of motor drive for gas engines,

     compressors, or steam driven machinery, the number of

     applications in which natural gas is actually used as a

     source of machine drive is also small.<F1>  See

     Paragraphs 19-24.

____________________

<F1> Natural  gas  can  be  used  by  industrial  and  commercial customers to generate electricity via self-generation or co-generation. The resulting on-site production of electricity can be a substitute for electricity purchased from TUC companies. Self-generation is discussed in paragraphs 34 to 38 of this affidavit.


10.  In the commercial sector, natural gas is used primarily for space heating, cooking, and water heating in the TU Electric service area, while electricity is used primarily for

     lighting, refrigeration, ventilation, space cooling, and the operation of office equipment. Natural gas is not a

     substitute for electricity in lighting, ventilation or

     office equipment use. Natural gas can, technologically, be used for space cooling; however, natural gas space cooling has not achieved any significant market penetration in the

     TU Electric service area. Technologically and economically,

     electricity can be substituted for natural gas as a source of space heating, water heating, and cooking, and again some substitution does occur. However, the magnitude of this

     substitution is small, relative to TU Electric's sales to

     commercial customers. Natural gas is not a significant

     competitive constraint on TU Electric s pricing and output decisions in the commercial sector. See paragraphs 25-30.

11.  In the residential sector, there are a number of uses in which natural gas is neither an economical nor a technical substitute for electricity. Natural gas is not used by

     residential customers for space cooling, lighting,

     refrigeration, or most household appliances. Natural gas and electricity are economical and technical substitutes in

     space heating, water heating, and cooking. The choice of

     which fuel to use for heating and cooking is generally made at the time a new home is constructed, and typically is made on the basis of factors such as size of the home, equipment prices, personal taste, convenience and aesthetics, in

     addition to relative fuel prices. See paragraphs 31-33.

              TU ELECTRIC'S COMPETITIVE ENVIRONMENT

12.  Unlike  electric utilities in other states, TU Electric does not hold  exclusive franchises in  all parts of  its service area. In significant portions of TU Electric's service area,

     at  least one other electric supplier (usually a deregulated cooperative  or a municipal utility) is also certificated to provide electric service. In these multi-certificated areas,

     TU Electric competes directly with other electric suppliers.

13.  About  30 percent of all new  residential development in the

     TU Electric service area occurs in multi-certificated areas.

     These areas  include TU Electric's  fastest growing markets.

     If  TU  Electric  attempted  to  increase  rates  in  multi-

     certificated areas, it could lose business to other electric suppliers. This  competition has a greater  financial impact on TU Electric  than does competition from  natural gas, and is demonstrated by  the levels of  energy consumption in  TU

     Electric's service  area. TU  Electric data  shows that  the average  home with  electric  heat will  spend approximately

     $1,500  per year  on  electricity  for all  of  its uses  of electricity.  Of this  amount, approximately  $400,  or less than  one third,  is for  electric heating.  As such,  if TU

     Electric loses one home to a competing electric supplier, it loses revenues equivalent  to losing at least  three heating installations to the gas company.

14.  TU  Electric,  similarly,   faces  competition  from   other

     electric  suppliers   for  new  industrial   and  commercial

     customers in areas which are multi-certificated.

15.  Competitive  activity  reports  prepared  by  TU  Electric's marketing department  confirm the fact that  electricity and

     natural  gas  are  economic  substitutes   only  in  limited

     industrial  and  commercial   applications,  and  that   the

     principal  competitors to  TU  Electric are  other  electric companies whose service  areas overlap its service  area. TU

     Electric's   marketing   department   monitors   competitive

     activity  and  attempts  to   identify  customers  that  are

     considering alternative  suppliers  or  sources  of  energy.

     During  the period  January 1996  through  July 1996,  these competitive  activity  reports  identified  a  total of  $29

     million   in  non-residential   business   as  at   risk  to

     competition.<F2>   Only   $5.8  million   in   business  was

     considered  subject  to  gas competition,  whereas  business accounting  for $23.6  million in  revenues  was subject  to competition from other  electric suppliers. Similar  results are  shown  in data  for  the  period January  1995  through

     December  1995.   To  put   this  amount   of  business   in

     perspective,  TU  Electric's  1995  annual  sales  to   non-

     residential  customers   totaled  about   $3.1  billion<F3>,

     and  TU Electric  is forecasting  annual  revenue growth  of slightly  more  than  $60  million  in  this  category.  The business  subject to  gas competition  in  the 1996  reports would constitute only  0.18 percent of these  1995 sales, or less than 10%  of one year s  forecast growth in  commercial and  industrial  sales.  TU  Electric's  Competitive  Action

     Reports report  almost no business  lost due to an  end user substituting a gas technology for an electric technology.


____________________

<F2> This figure excludes competition  from self generation. Self generation is discussed in paragraphs 34-38 below.

<F3> See TU 1995 FERC Form 1, page 300.


               LONE STAR'S COMPETITIVE ENVIRONMENT

16.  There is also  significant competition in the  retail market for  sales of  natural  gas,  and in  some  cases, sales  of natural  gas  transportation  to industrial  and  commercial customers  of natural  gas in  Texas. Unlike  in some  other states, natural gas  distribution utilities in Texas  do not have exclusive  service territories. ENSERCH has informed me that there  are at  least 56 other  gas delivery  systems or marketers that compete with Enserch for gas sales and/or gas transportation  services  in  all or  parts  of  Lone Star's service area. Suppliers of natural gas in Texas also compete with other fossil  fuels, including oil, propane,  coal, and petroleum coke,  which  can  be  employed  in  some  of  the industrial  and commercial  thermal  applications for  which natural gas is used.

17.  Enserch  has  informed  me that  any  pipeline  company with transmission lines moving  through a Lone Star  service area can construct  delivery  lines to  connect  with  industrial customers  near  their  systems  in a  short  span  of time.

     Enserch  has  indicated   that  there  are   no  significant

     regulatory hurdles to  constructing intrastate pipelines  in

     Texas. The only significant prerequisite to constructing new facilities is the purchase of a right-of-way. The relatively flat geographic terrain  of TU Electric's service  territory also  poses few obstacles  to pipeline construction. Several of  Lone  Star's  largest customers  can  connect  to nearby competing pipelines at relatively little cost.

18.  Lone Star  transports  gas for  some of  its industrial  and commercial  customers. As such, there is competition for gas sales  to  these  customers  by  pipelines,  gas  marketers,

     brokers and  producers, as  well as  the local  distribution companies,  without the construction  of any new facilities.

     Enserch  has indicated that these customers can purchase gas from as  many as  600 independent  marketing companies  that currently participate in  the gas spot market.  Enserch data also indicates that,  in Lone Star's service area, over one-

     half of its industrial transportation customers obtain their gas from other suppliers.

            ENERGY CONSUMPTION BY INDUSTRIAL CUSTOMERS

19.  Table  1 shows  industrial  consumption of  electricity  and natural  gas for heat,  power and electricity  generation by end use for the South Census region compiled from Department of  Energy data. The  natural gas consumption  data excludes natural gas  used as a  feedstock. As this  table indicates,

     natural  gas is  used primarily  for process  heat and  as a boiler fuel. These two uses  account for 80 percent of total industrial consumption of natural gas, exclusive of  natural gas used as  a feedstock. In contrast, less  than 10 percent of  the electricity consumed  by industry is  used to supply process heat. Natural gas consumption for process heating is fifteen times  electricity consumption  for process  heating applications.

20.  Industrial  consumers use  electricity  primarily for  motor drive and  electro-chemical processes.  Electricity consump-

     tion  in  electro-chemical processes,  as  defined in  DOE's

     Manufacturing Consumption  of Energy, consists  primarily of

     electricity   used  for   the  reduction   process  in   the

     manufacturing  of  aluminum  and various  processes  in  the

     Chemicals and Allied Products industries.

21.  Although it is  technologically possible to use  natural gas as a source of motor  drive for gas engines, compressors, or steam-driven  machinery, the number of applications in which natural gas is actually used as a source of machine drive is small. Electricity  consumption for  machine drive  is about six times  as large as  natural gas consumption  for machine drive.  Only  3 percent  of  total natural  gas  consumed by industry  is used for  machine drive, whereas  53 percent of all  electricity consumed  by  industry  is  used  for  this application.

22.  Table 2 shows estimates of  energy usage for heat, power and electricity  generation in  the  TU  Electric service  area,

     similar to  those  contained  in Table  1.  The  pattern  of results  is the  same as  that  shown for  the South  Census region in Table 1.

23.  The consumption of natural gas and electricity by end use is consistent  with the hypothesis  that there is  only limited substitution between natural gas and electricity in response to  small  price  changes  in  the  industrial  sector.  The existing  pattern  of  consumption  reflects  equipment  and investment decisions made over a number of years. During the period when these investment decisions were made, there were significant changes  in the relative  prices of  electricity and natural gas.  The usage observed today is  the result of all of these past  investment decisions, some of  which were made in years when natural  gas prices were high relative to electricity prices, and some of  which were made in years in which  natural gas prices  were low relative  to electricity prices. These usage  patterns indicate that there  is little substitution  between gas and electricity for most end uses.

     If,  for   example,  industrial   customers  could   readily

     substitute  electricity for  natural gas in  process heating applications in response  to small price changes,  one would not  expect to  observe that  more  than 90  percent of  the energy used in process heating  would be supplied by natural gas  and less than 10 percent  of the energy used in process heating would be supplied by electricity. Instead, one would expect more  than  10 percent  of  the energy  supplied  for process heating to be electricity.

24.  A similar argument applies to other  end uses of electricity in the industrial sector. As Tables 1 and 2 indicate, within each end use,  one fuel is usually predominant.  This is not

     the  pattern  one  would  expect   if  industrial  customers

     substituted electricity for natural gas in response to small price  changes.  I  have reviewed  the  results  of computer forecasting  models used by TU  Electric for planning in the ordinary course of its business. These models are used by TU

     Electric  for  a  number  of  planning  purposes,  including forecasting its  future sales  of electricity.  Those models

     indicate  that  small   increases  (5  to  10   percent)  in

     electricity prices  do not lead  to any significant  loss of business  to  natural  gas.  These  forecasting  models  are generally consistent  with the  other data  I have  reviewed which  indicate that  there  is  only  limited  substitution between natural gas  and electricity in response to small (5 to 10 percent) price increases.

            ENERGY CONSUMPTION BY COMMERCIAL CUSTOMERS

25.  In the commercial  sector of the  TU Electric service  area,

     natural  gas is used  primarily for space  heating, cooking,

     and water heating,  while electricity is used  primarily for lighting, refrigeration, ventilation, space  cooling and the operation of office equipment.

26.  The  distribution of commercial electricity usage by end use is shown in Table 3. In the TU Electric service area, gas is not an economic substitute for  electricity in end uses  for

     85  percent to  90 percent  of electric sales  to commercial customers.

27.  Lighting  and office equipment account for almost 30 percent of TU Electric's electricity  sales to commercial customers.

     Natural  gas  is   not  a  substitute  for   electricity  in

     commercial lighting or office equipment applications.

28.  Cooling accounts  for 41 percent  of TU Electric's  sales to commercial customers. There is no significant penetration of

     natural   gas  in  commercial  cooling  applications  in  TU

     Electric's service area.  Only 1.9 percent of  TU Electric's non-residential customers use natural gas for space cooling.

     I  am  informed by  TU  Electric  personnel  that, to  their knowledge, not a  single major office building  in Dallas is cooled by equipment using natural gas.

29.  Motors  and refrigeration  comprise  another 16  percent  of electrical usage  by  TU  Electric's  commercial  customers.

     According to TU Electric  personnel, these applications  use electricity almost exclusively.

30.  The uses of electricity for which commercial customers might substitute natural gas  for electricity  are space  heating,

     water heating and cooking. These end uses constitute only 10 percent  of  TU  Electric's  commercial  electricity  sales.

     Energy choices among commercial customers for these end uses typically  are  dictated by  factors  such  as size  of  the premises,  equipment prices, other fuel uses on the premises and quality control, in addition to relative fuel prices.

           ENERGY CONSUMPTION BY RESIDENTIAL CUSTOMERS

31.  Among  residential end users, natural gas can be substituted

     for  electricity  in  space  heating,  water  heating,   and

     cooking. Natural gas  is not a technological  substitute for electricity in uses such  as residential cooling,  lighting,

     refrigeration  and  most household  appliances.  Residential customers  choose fuel  sources for  heating  based on  many factors, including  equipment prices,  reliability, service,

     the  size of the home,  perceptions of energy efficiency and matters of comfort, convenience and aesthetics, in  addition to relative fuel  prices. Space heating requirements  in new apartments are fairly small,  and space limitations  usually

     require  the  installation  of   electric  space  and  water

     heaters. Natural gas  space heating is used only  in about 6 percent, and  natural gas water heating in  about 15 percent of new  multi-family  dwellings constructed  in  the  Dallas area.

32.  In single family homes, the choice of fuel for space heating is  usually made  at  the  time a  home  is constructed.  TU

     Electric  charges  the  same  rates  in  singly  and  multi-

     certificated areas.  TU Electric  has identical  residential rate schedules  in effect  throughout its  service area  and applies  the same tariffs  to all residential  customers for all residential  uses of  electricity, whether  or not  some customers are located near competing electric companies.

33.  The  competition between  TU  Electric  and  other  electric suppliers  in multi-certificated areas, and the fact that TU

     Electric applies the same residential tariffs throughout its

     service   area,  prevents   TU   Electric  from   profitably

     increasing prices to residential customers in those areas in

     which   it  and  Enserch  are  the  only  gas  and  electric

     distributors. Moreover,  TU  Electric  cannot  increase  its rates without approval  of the Public Utility  Commission of

     Texas.

               COMPETITION FROM ON-SITE GENERATION

34.  In  my  analysis,  I have  considered  the  possibility that industrial and  commercial customers can  substitute on-site generation of electricity for purchases of electricity  from

     TU   Electric.  For   the  reasons  detailed   below,  TUC s

     acquisition of Enserch  will not raise any  significant com-

     petitive concerns.

35.  Self-generation by industrial and commercial customers often involves the simultaneous  production of useful thermal  and electric energy, or co-generation. In this affidavit, I will use  the term self-generation to  refer to any generation of electricity by  a  TU Electric  customer  for its  own  use,

     regardless of whether  or not such generation  also involves production of useful thermal energy.

36.  Industrial and  commercial customers of TU  Electric operate self-generation capacity totaling only about 119  megawatts.

     To place  this amount in perspective, 119  megawatts is less than  2 percent of  the  total peak  load  of TU  Electric's industrial  and commercial  customers. TU Electric  does not have major concentrations of  chemical complexes, refineries or pulp  and  paper mills,  which are  often candidates  for self-generation. The  majority of the self-generation  in TU

     Electric's  service  area   is  not  dependent  on   gas  or

     transportation  service  supplied  by  Lone  Star  Gas.  For example,  sixty-seven megawatts, of  56% of the  total self-

     generation  on the  TU  Electric  system,  is owned  by  one customer, which  is not  located in an  area served  by Lone

     Star Gas Company.

37.  Approximately  19% of the self-generation on the TU Electric

     system is  owned by  companies in the  gas business.   These

     companies  operate gas processing  plants in the  West Texas portion of TU  Electric's service area.  Gas  used for self-

     generation  in these processing plants is usually residue or field  gas  purchased in  the  proximity  of the  plant.  In addition, there are four other self-generation facilities on

     TU Electric's system (accounting for  7% of the total of 119 megawatts) using either  diesel fuel or land  fill recovered methane gas. Obviously, this fuel as well does not originate with Lone Star Gas Company.

38.  TUC's ownership of a local gas distribution company does not raise any significant  competitive concerns regarding  self-

     generation  in TU Electric's service area. There is not much self-generation in TU Electric's service area, and Lone Star is not the only source  of natural gas supply and/or natural gas  transportation for the  majority of the  existing self-

     generation on TU Electric's system.

                            CONCLUSION

39.  This is not a horizontal merger of two firms that operate in the same antitrust product market, as markets are defined in the  Merger Guidelines,  1.11. For the reasons identified in this  affidavit,  Lone  Star does  not  place  a significant constraint on  TU Electric's  pricing and output  decisions,

     and TU  Electric does not place a  significant constraint on

     Lone Star's pricing  and output decisions. As  a result, the acquisition will neither create a tendency towards concentra tion  of control  detrimental to  the  public interest,  nor

     substantially  lessen  competition  or  tend  to  create   a

     monopoly.


                          /s/ Robert M. Spann

                                 ROBERT M. SPANN
     DISTRICT OF COLUMBIA

     Subscribed and sworn to before me
     this 27th day of November, 1996



     /s/ ROSEMARY MCGILL
     Notary Public


                             TABLE 1
Net Electricity and Natural Gas Inputs of Energy for Heat, Power,
              and Electricity Generation by End Use
                    South Census Region, 1991
                          (Trillion BTU)

                                           Net         Natural Gas
                                         Electricity

 Process Heating                              80           1,212

 Process Cooling and                          57               8
 Refrigeration
 Machine Drive                               531              85
 Electro-Chemical Processes                  124             N/A
 Other Process Use                             6              42

 Subtotal, Process Use                       798           1,346

 Facility HVAC (see Note)**                   84              71

 Facility Lighting                            57             N/A
 Facility Support                             13               W
 On-site Transportation                        1               *
 Conventional Electricity                     NA             284
 Generation

 Other Nonprocess Use                          2               W
 Subtotal, Nonprocess Use                    156             407


 Boiler Fuel                                   9           1,172

 End Use Not Reported                         32              58


 Total, All Inputs                           996           2,983

Notes:
Net Electricity excludes on-site co-generation of power (except for nonfossil generation). Natural gas used in cogeneration is included in natural gas inputs listed.

Columns may not equal Total due to rounding.

NA:       End use not applicable to fuel.
HVAC: Heating, Ventilation, and Air Conditioning combine gas heat and electric cooling.
W:        Withheld   to  avoid  disclosing  data  for  individual
          establishment.
*:        Less than 0.5.
**: The DOE data displayed in Table 1 appear to indicate an overlap between gas and electricity usage for HVAC. These data, however, combine space cooling and space heating. TU Electric's own data, set forth in Table 2, distinguish space heating from space cooling, and show that, in the TU Electric service area, electricity is almost universally used for space cooling, while natural gas is used for space heating by industrial customers.

SOURCE:   DOE/EIA,  Manufacturing  Consumption of  Energy,  1991;
          Manufacturing Energy Consumption Survey, December, 1994
          Table A37, South Census Region, page 255.

                             Table 2

Net Electricity and Natural Gas Inputs of Energy for Heat, Power, and Electricity
                      Generation by End Use
                   TU Electric, 1996 Estimated
                          (Trillion BTU)


                                 Electricity    Natural Gas

           Motors                  51.6            0.0

           Lighting                 4.1            0.0

           Thermal
           Dry Curing               1.2           20.7
           Melting                  2.5            7.5
           Heat                     3.9           97.4
           Total Thermal            7.6          125.7

           Cogeneration             0.0           10.0

           Electrotechno            6.2            0.0
           logy

           Space Cooling            6.2            0.0
           Steam                    0.0           46.4

           Space Heating            0.0           12.1

           Miscellaneous            3.5            5.2
                                    ___            ___

           Total                   79.3          199.5


Columns may not equal Total due to rounding.

SOURCE: TU Electric

Although these estimates indicate no consumption of natural gas for space cooling, according to a 1992 TU Electric survey of non-residential customers, 1.9% of TU Electric customers used natural gas for space cooling.

                             Table 3

                     Commercial Electric Use
                 In The TU Electric Service Area

                     Cooling             41%

                     Lighting            26%

                     Motors              10%

                     Refrigeration       6%
                     Office equipment    3%

                     Space heating       5%

                     Cooking             3%
                     Water heating       2%


SOURCE: TU Electric